Austin Legal Group, APC
LAWYERS 3990 OLD TOWN AVE, STE A-112 SAN DIEGO, CA 92110 LICENSED IN CALIFORNIA & HAWAII & ARIZONA TELEPHONE (619) 924-9600 FACSIMILE (619) 881-0045	Writer’s Email: arden@austinlegalgroup.com
July 5, 2016

Mark P. Shuman

Branch Chief Legal

Office of Information Technologies and Services

Division of Corporation Finance

Re:

WRAPmail, Inc.

Amendment No.5 Registration Statement on Form S-1

Filed January 22, 2016

File No. 333-208293

Mr. Shuman:

Please see below for responses to the Division’s letter dated June 24, 2016 regarding the above captioned matter. All questions have been addressed in an Amendment No. 5 to the Registration Statement on Form S-1, filed July 5, 2016 (“Amendment”) and/or as further herein detailed.

General

1.

We note your response to prior comment 2 and are unable to agree. Furthermore, we note that the press releases do not appear to fit within any available safe harbors for communications prior to registration pursuant to rules of the Securities Act of 1933. Please revise to highlight in an appropriate place of the filing the possible Section 5 concerns stemming from such communications and the material adverse effects they could have on your financial condition and operations.

Please see the additional risk factor added on pgs. 14-15 of the Amendment under “Risks Relating to this Offering and our Securities.”

2.

You state on page 8 that you will be exempt from Section 14A(a) and (b) of the Securities Exchange Act of 1934 for as long as you are an emerging growth company or smaller reporting company. This exemption, however, is not also available to a smaller reporting company. Please revise.

Please see page 9 of the Amendment under “Prospectus Summary” for deleted text.

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3.

We note your revised disclosure in response to prior comment 6. Please revise to disclose that your officers and directors as a group currently own approximately 82% of the voting power of your outstanding capital stock and, if all units offered in the prospectus are sold, will control approximately 74% of the voting power of your outstanding capital stock. In this regard, you should also clearly describe the enhanced voting power of your outstanding preferred stock. Please also revise your prospectus summary to disclose this information.

Please see pgs. 18-19 of the Amendment under “Risk Factors” for updated disclosure.

4.

You state that each warrant will entitle its holder to purchase one share of your common stock. We note, however, that two warrants will be required to purchase one share of your common stock. Please revise.

Please see correction on pg. 25 of the Amendment.

5.

You cite to reports for statistical information regarding your industry. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks in your document. Furthermore, please provide us with copies of the relevant portions of the Radicati Group and Gartner, Inc. reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. If you commissioned any reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act of 1933 as an exhibit to your registration statement.

Please see pg. 29 of the Amendment under “The Opportunity” for deletion of the Hyperlink and cites to Gartner and Radicati reports.

6.

We note that there is no established public trading market for your common stock. As such, please revise to disclose the information required by Item 201(a)(2) of Regulation S-K. In this regard, we note your disclosure regarding outstanding options and warrants on page 28.

Please see pg. 32 of the Amendment for inclusion of the requested information.

7.

Your discussion and analysis is limited to the interim period ended March 31, 2016. Please revise to address the fiscal years ended December 31, 2014, and December 31, 2015, in accordance with Item 303(a) of Regulation S-K.

Please see pgs. 77-86 of the Amendment under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for inclusion of the inadvertently deleted years.

8.

You disclose information regarding Mr. Alfonsi’s work as a financial services professional, including involvement in financings for small and medium sized businesses. In this regard, we note that he was the subject of sanctions issued by the National Association of Securities

July 5, 2016

Dealers on January 30, 2006. Please provide us with your analysis as to why this is not material information that is required to be disclosed in light of the referenced statements.

Mr. Alfonsi’s sanctions occurred more than ten (10) years ago. Item 401(f) of Regulation S-K requires disclosure of involvement in certain legal proceedings during the past ten years. As Mr. Alfonsi’s sanctions occurred more than ten (10) years ago, they should be considered non-material and do not need to be disclosed. Further, the sanctions were a result of a settlement in an investigation stemming from accusations of failure to oversee and keep proper business records as a licensed broker-dealer and nothing related to financial wrongdoings or moral turpitude. We do not believe that inadvertent oversight in properly tracking a limited number of documents by Mr. Alfonsi’s agents, occurring over ten (10) years ago, is material to investors’ analysis of the Company or the securities being offered by the Company.

9.

We note that you designate Mr. Heggenhougen as your chief financial officer in the table appearing on page 91 and that he signed the registration statement in this capacity. On this page, however, you do not designate him as such. Please revise the table and narrative disclosure that follows in accordance with Item 401(b) and (e), respectively. Furthermore, it appears that Mr. Heggenhougen also serves as the senior officer of McKenzie Webster Limited. In light of his other business interests, please indicate in an appropriate place in the filing the minimum number of hours per week that he devotes to your operations. To the extent this poses a significant risk to the company, please also consider including risk factor disclosure that addresses limitations on the time and attention that he is able to devote to the company and possible conflicts of interest faced by him as a result of this activity.

Please see pg. 87 of the Amendment under “Directors, Executive Officers, Promoters, and Control Persons” for the requested disclosures.

10.

Please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Dilley is suited to serve as a director of the company pursuant to Item 401(e) of Regulation S-K.

Please see pg. 87 of the Amendment under “Directors, Executive Officers, Promoters, and Control Persons” for discussion of the requested disclosures.

11.

Your revised disclosure in response to prior comment 9 is not in the tabular format provided by Item 402(r) of Regulation S-K. In this regard, you categorize Mr. Dilley’s compensation for fiscal year 2015 as a bonus when it should be categorized as a stock award. Please revise.

Please see pg. 89 of the Disclosure under “Executive and Director Compensation” for correction.

12.

We note your response to prior comment 10 that the outstanding shares of preferred stock are currently convertible into 100 million shares of common stock. Please revise the table and notes to the table to account for the amount of shares of common stock with respect to which Messrs. Heggenhougen and Alfonsi have the right to acquire beneficial ownership through conversion. Furthermore, if any outstanding options or warrants are currently exercisable, or exercisable within 60 days, and are held by your officers or directors, please also account for those shares of common stock in the table and notes. In this regard, we note the table that

July 5, 2016

appears on page 28. Refer to Item 403(b) of Regulation S-K, Instruction 1 to Item 403(b), and Rule 13d-3(d)(1) of the Securities Exchange Act..

Please see pg. 91 of the Amendment in “Security Ownership of Certain Beneficial Owners and Management” for an additional table assuming conversion of the preferred shares into common shares. There are no outstanding options or warrants exercisable by any officer or director of the Company.

13.

We note your disclosure on page 97 that Mr. Alfonsi’s brother provided you with a loan in the amount of $15,000. Please disclose information concerning this transaction in accordance with Item 404(d). Refer to Instruction 1.a.iii. of Item 404(a). Furthermore, to the extent your business is substantially dependent on this loan, please file the contract as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Please see pg. 92 of the Amendment in “Transactions with Related Persons, Promoters and Certain Control Persons” for disclosure and Exhibit 10.9 for a copy of the Promissory Note.

14.

Please disclose the issuance of shares of preferred stock to both Mr. Heggenhougen and Mr. Alfonsi on or around October 29, 2015, as indicated on page 27. Refer to Item 404(d).

Please see pg. 92 of the Amendment in “Transactions with Related Persons, Promoters and Certain Control Persons” for disclosure.

15.

You disclose that Mr. Franz provided you with a loan in the amount of $15,000. To the extent your business is substantially dependent on this loan, please file the contract as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K..

Please see Exhibit 10.10 for a copy of the referenced promissory note.

We appreciate your time and attention in this matter.

Sincerely,

AUSTIN LEGAL GROUP, APC

Arden E. Anderson, Esq.